

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 25, 2010

<u>Via US Mail</u>

Mr. Alex Deyi Yang
Acting Chief Financial Officer
Focus Media Holding Ltd.
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street, Central, Hong Kong

> **Re: Focus Media Holding Ltd.
> Form 20-F for the year ended December 31, 2009
> Filed June 29, 2010, amended July 16, 2010 and September 7, 2010
> File No. 000-51387**

Dear Mr. Yang:

We issued comments to you on the above captioned filing on September 22, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 8, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Claire Delabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Chris Lin
        Daniel Fertig
        Simpson Thacher & Bartlett LLP
        011 852 2869 7694